September 25, 2009

AdvisorOne Funds Board of Trustees

c/o Michael Miola, Chairman of the Board

4020 South 147th Street

Omaha, Nebraska 68137

Re: Advisory Fee Waivers

Dear Mr. Miola:

As you are aware, CLS Investments, LLC (the “Adviser”) has contractually agreed to waive a portion of its advisory fees for the benefit of AdvisorOne Funds.  The Adviser hereby agrees to continue to contractually bind itself, as of the date hereof, to waive or limit its management fees and to reimburse expenses, other than expenses relating to dividends on short sales, interest expense, indirect fees and expenses of underlying funds, and extraordinary or non-recurring expenses, through December 31, 2010, so that the total annual operating expenses of the Funds do not exceed the percentage of average daily net assets indicated below:

Fund Name	Investor Class	Class C	Class N
Amerigo Fund	-	2.15%	1.15%
Clermont Fund	-	-	1.15%
Select Allocation Fund*	-	-	1.15%
Descartes Fund	-	-	1.15%
Liahona Fund	-	-	1.15%
Reservoir Fund	0.80%	-	0.60%
Select Appreciation Fund	-	-	1.15%
Enhanced Income Fund	-	-	1.05%
Flexible Income Fund	-	-	0.80%
Principal Guard Fund	-	-	1.15%

*Formerly Berolina Fund

These limitations are subject to possible reimbursement by each Fund, in future years on a rolling three year basis, if such reimbursement can be achieved within the foregoing expense limits.

We look forward to providing continuing service to the AdvisorOne Funds.

Sincerely,

_/s/ Todd Clarke_______________________

Todd Clarke

President

CLS Investments, LLC

Approved and accepted on behalf of each Fund

__/s/ Michael Miola_____________________

Michael Miola

Chairman, Board of Trustees

AdvisorOne Funds